

December 6, 2012

Via E-mail
Pamela L. Coe
Vice President, Secretary
Liberty Spinco, Inc.
12300 Liberty Blvd.
Englewood, CO 80112

>   **Re:** **Liberty Spinco, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10-12B**
>   **Filed November 30, 2012**
>   **File No. 001-35707**

Dear Ms. Coe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12B

Exhibit 8.1

1. In connection with the spin-off transaction, we note you filed a Form of Opinion of Skadden, Arps, Slate, Meagher & Flom regarding *certain* United States federal income tax consequences of the Contribution and the Spin-off. However, the tax opinion should address and express a conclusion for each *material* federal tax consequence. Please file a revised version of the tax opinion with an amendment to your Form 10 that addresses the material federal tax income tax consequences of the Contribution and the Spin-off. Please refer to Section III.C.1 of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at: http://www.sec.gov/interps/legal/cfslb19.htm.

2. In addition, we note you include a limitation on reliance on page 4 of the opinion. However, investors are entitled to rely upon the opinion expressed.  Please file a revised version of the tax opinion with an amendment to your Form 10 that removes the limitation on reliance language.  Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at: http://www.sec.gov/interps/legal/cfslb19.htm.

Information Statement filed as Exhibit 99.1

Risk Factors, page 9

As a result of the Spin-Off, we will not have access to the cash flow generated by Starz, LLC, page 10

3. We note your response to comment 3 in our letter dated November 15, 2012 and your disclosure in this risk factor that a significant portion of Liberty Media's revenue for the past 3 years has been generated by Starz, LLC.  We also note your statement that prior to the Split-Off, Starz was the second largest generator of cash flow for Liberty Interactive, with the largest generator being QVC, Inc.  Please revise your disclosure to clarify that QVC, Inc. is currently a subsidiary of Liberty Interactive.

4. Please revise to state management's expectation (as stated on page 53) that on a standalone basis, in its current form, Spinco would not have any significant annual operating cash flow.

Our equity method investments may have a material impact on our net earnings, page 13

5. We note your risk factor disclosure provided in response to comment 15 in our letter dated November 15, 2012.  However, please revise this risk factor to also include discussion that your investments in SIRIUS XM and Live Nation are in publicly traded securities which are not reflected at fair value on your balance sheet and are also subject to market risk that is not directly reflected in your statement of operations.  We note your disclosure on page 61.

Exhibit 99.2

Executive Compensation, page 1

6. With respect to both Liberty Media and Liberty Interactive's 2011 performance-based Bonus disclosure beginning on pages 5 and 33 of Exhibit 99.2, please disclose the preliminary forecasts of adjusted OIBDA, revenue and cash flow that the Compensation Committee considered, and compared to actual results, when making the subjective determination as to the corporate performance rating that would be used for purposes of determining the Corporate Performance Component of each participating named executive officer's bonus.  Please also disclose the market capitalization amount

calculated by the compensation committee, which was determined to "sufficiently" exceed the 2011 Market Capitalization Threshold.  Further, please provide a more specific discussion as to the subjective determination of the consensus rating for the Corporate Performance Component.  For example, describe whether the Compensation Committee weighs certain measures, such as the financial forecasts, more heavily than general economic conditions and industry developments when agreeing upon the corporate performance rating.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters.  Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        Katherine C. Jewell, Esq.
        Craig Troyer
        Renee Wilm